08025336

TES
NGE COMMISSION
. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2010
Estimated average burden hours per response......	12.00

SEC
Mail Processing
Section
FEB 11 2008
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TRIBECA SECURITIES , LLC

OFFICIAL USE ONLY

FIRM I.D. NO.
130855

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
33 WHITEHALL STREET
(No. and Street)

NEW YORK	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SASSAN GHAHRAMANI **(212) 219-9096**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN AND COMPANY LLP
(Name - if individual, state last. first. middle name)

529 Fifth Avenue, 9th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, SASSAN GHAHRAMANI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRIBECA SECURITIES LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JANICE QUILES
Notary Public - State of New York
NO. 01QU6138978
Qualified in Queens County
My Commission Expires 12.27.09

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

TRIBECA SECURITIES LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2007

TRIBECA SECURITIES LLC
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2007

CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Members
Tribeca Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Tribeca Securities LLC (a limited liability company) (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Tribeca Securities LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

January 25, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

TRIBECA SECURITIES LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalent	$	96,250
Commissions receivable		9,036
Prepaid expenses		2,887
TOTAL ASSETS	$	108,173

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	14,750
Due to affiliate		33,750
Total liabilities		48,500
Members' equity		59,673
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	108,173

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION

Tribeca Securities, LLC (the "Company") was organized in Delaware as a limited liability company and commenced operations during July 2004.

The Company is a securities broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). Also, during July 2007, the Company was approved to be a member of the National Futures Association and became subject to the rules and regulations of the Commodity Futures Trading Commission. As more fully described in Note 3, the Company serves as an introducing broker for the execution of securities transactions by customers of an affiliated entity. The Company's customers are located throughout the United States and the customers' accounts are carried by a clearing broker-dealer.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of financial condition estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents

For financial reporting purposes, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Income taxes

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state laws, the Company is treated as a partnership; accordingly, the income of the Company is taxed to the member. However, the Company is subject to the New York City Unincorporated Business Tax.

NOTE 3. BROKERAGE ACTIVITIES

The Company acts on behalf of its customers to arrange for the purchases and sales of securities. The Company is exposed to losses if such customers do not satisfy their responsibilities for these trades. The Company seeks to control these risks by monitoring the activities of these customers. Transactions for the Company's customers are generally cleared through and carried by a clearing broker-dealer (a "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2007, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company is a component of a larger business enterprise. The Company serves as a registered broker dealer for customers of its affiliate and earns its commissions from executing securities transactions that are directed to it.

The Company has an agreement with an affiliated company whereby the affiliate would pay on behalf of the Company primarily all of the overhead and administrative expenses. The affiliate company charges the Company for its share of expenses. At December 31, 2007, the Company is indebted to the affiliate in the amount of $33,750. During 2007, the affiliate charged the following expenses to the Company.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness changes from day-to-day. At December 31, 2007, the Company's net capital was approximately $56,000, which was $51,000 in excess of its required net capital of $5,000. In addition, at that date, the Company's ratio of aggregate indebtedness to net capital was 0.85 to 1.

The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or rule 15c3-1. At December 31, 2007, the Company's net capital also exceeded the minimum net capital of $45,000 required under Regulation 1.17 by approximately $11,000.

NOTE 6. CONTINGENCY

The Company has been the subject of an ongoing routine regulatory examination. The ultimate outcome of the proceedings has not been determined.

NOTE 7. SIGNIFICANT CUSTOMERS

As of December 31, 2007, amounts from two customers amounted to 38% and 17% respectively, of commission income.

END